From: Andrew Gibbs-Dabney [redacted]
Subject: LIVSN Stakeholder Update 10.6.25 - Wefunder Edition
Date: October 6, 2025 at 6:06 PM
To: [redacted]

LIVSN

Certified B Corporation

- ***What we do:*** *We make outdoor apparel focusing on quality, versatility, and durability.*
- ***Why we do it:*** *To "own less and live more"*

You are receiving this email because I personally added you to my update list as we build LIVSN. If you don't want these updates, please feel free to unsubscribe at the bottom.

Pro tip*: read the bolded headlines for a quick skim*

WELCOME

LIVSN investors, friends, and family,

Very soon we'll launch our second equity crowdfunding round on Wefunder, and I'm asking for your help to blow it out of the water. If you recall, back in 2022, we raised $419,631 from 474 investors. Since then, we've accomplished a great deal, and we believe it's time to give our community another opportunity to invest in LIVSN and share in our journey.

So why raise on Wefunder? We have a huge community of customers and friends who are already invested in LIVSN in spirit, and we want to allow them to invest for real and to share in our success. We've asked a core group of our customers if they're interested and we received a resounding "yes". Crowdfunding allows anyone to invest as opposed to being limited to accredited investors only. The minimum amount is $100 which keeps the bar low for our community (though the average check size on Wefunder is $1,000).

Will we be raising traditional capital? Yes, we have already closed $250k in recent weeks through a standard convertible note, which is also open to all accredited investors on this list. While Wefunder allows anyone to invest, accredited investors can also invest in the Wefunder round, which is very advantageous for us, as it's a great signal to retail investors. Wefunder does not charge a fee on investments over $25k from accredited investors.

A few more reasons why I think it's cool:

- I love the democratization of venture capital. We are able to put ownership in the hands of our customers and biggest supporters. This aligns our interests with our community and has proven to be powerful over the years.
- Related to the above, we have become much closer to our customers in terms of business decisions and company direction. We are obligated to give an inside look at our operations and have been able to source design and product input from the community.
- Instead of me spending the next 3-6 months of my working life traveling all over the country meeting with potential investors, I can stick closer to home and engage our entire team on building the next great outdoor brand.
- We have an existing competency in crowdfunding paired with an engaged community, which means we have a higher-than-average likelihood of a successful campaign.
- It presents an opportunity to attract new potential customers and supporters through targeted marketing and PR efforts related to the campaign.

Some background: We have raised capital over the last several years from friends, family, angel investors, family offices, and traditional investment firms.

We are aiming for growth and an exit one day, which makes an investment at this stage potentially lucrative, but we're doing so in a sustainable way. We don't believe in growth at all costs. We grow while maintaining great quality, environmental stewardship, great customer service, and treating our employees well. I believe a community round helps us achieve these goals by increasing values alignment.

A few details (Wefunder has a huge FAQ for this stuff too):

- Minimum check size: $100
- All investors will be combined into a Special Purpose Vehicle (SPV) which will be an LLC that owns shares in LIVSN. Accommodations *can* be made for a sidecar Reg D at the same terms for accredited investors - IF you found out about LIVSN through me or something other than Wefunder.
- The shares do have voting power through a company-designated (and publicly disclosed) "Lead Investor" who represents the community. This is Ramsay Ball.
- The round will be filed with the SEC through a Form C under Regulation CF and will abide by all SEC rules.

How can you help?

For now, please wait until I send the invite-link email in the coming days. When that email comes, that'll be the time to share with anyone you know who may be interested in our next phase of growth.

Take a look at the update below for a quick catchup since the last one I sent in August:

UPDATE

Please welcome Erin Irizarry as our new Retail & Events Manager
24HHH

She comes to us from nearly 10 years at Gearhead Outfitters (one of our biggest retailer partners), where she ran the Fayetteville location. As our first store manager, Erin is tasked with transforming our flagship store into a must-see destination in Northwest Arkansas. Our goals are to transform our store into the ultimate brand experience, a hub for our local outdoor community, and a testing ground for merchandising to better serve our retail partners.

In addition to retail, Erin brings a wealth of experience with event management. As her first event, she headed up our five-day brand activation at 24 Hours of Horseshoe Hell — our main event of the year. We're stoked to bring such an experienced, kind, and customer-focused leader to our brand. Come in and say hi!





Abby Hollis has joined the leadership team as VP of Product & Impact

Abby has been working full-time at LIVSN for two years, and it's honestly staggering what she has accomplished. She has developed over a dozen new products from concept to delivery to happy customers, she has brought our design and development in-house from our long-time agency, she released our first Impact Report, she completed our B-Corp certification, contributed to marketing, operations, retail, and really every corner of the business -- and that's just part of the list.

While her achievements have been impressive, it's what's ahead of her that is the reason for her promotion. With her promotion to VP, she joins Jake Kowelewski and me in guiding direction and setting strategy for the company. She brings an excellent ability to organize and execute tasks for the team, and we've already seen her impact on the professionalism of our overall company calendar, a responsibility she has taken ownership of for the business.

I've been taking LIVSN "on the road" with speaking engagements

Something must be in the air, because for some reason, people keep asking me to come speak. In the last three weeks, I did a 45-minute talk called "The Next Right Step, How a Founder's Biggest Mistake Led to a Mission Driven Brand" and spoke on a panel called "Celebrating Arkansas Impact", both at the Consumer Impact Summit. While at a climbing competition, Abby and I virtually presented a 45-minute session called "The Path to Sustainability in the Fashion Industry" for the Global Good Conference in North Carolina. And just last week, I was on a panel called "Built to Last: A Conversation with LIVSN & Upkept" at Onward HQ here in Bentonville.

And on top of all that, LIVSN was featured as the cover story in Bentonville City Lifestyle Magazine for their style issue. When it rains it pours I guess.

We have made a pricing plan for 2026 to account for tariff increases

Jake, the board, our advisors, and I have been working on a response to the increased costs we're seeing from tariffs. (20% out of Vietnam). We talked to everyone who would share their POV, and have come up with our plan.

Our strategy is to increase prices as minimally as possible without creating an unnecessary burden on our profit margin. To do this, we have taken into account current on-hand inventory, current FOB, current Landed Costs, as well as anticipated inventory levels for Spring and Fall 2026, and anticipated LC for Fall 2026. Products will receive price increases based on a sliding scale, with those with the deepest inventory and best margins receiving the smallest increase (some will receive 0% increase), and those with the opposite characteristics receiving the most. We do not plan to have any increases exceeding 10%.

It is worth noting that we are not exclusively addressing this problem from a pricing perspective. We are making investments into our efficiency of purchasing, working with our existing and new factories on ways to lower FOB without sacrificing quality, and limiting ancillary buying to allow for greater scale of quantity in what we do buy (decreasing unit costs).

It's a tough landscape out there, but we believe this strikes a balance between affordability for our customers and the sustainability of the business.


Embracing the Journey Honestly






Fast Fashion Is Dead
Upkept






BENTONVILLE
September Style Issue
STYLE + BEAUTY
LOCAL DESIGNS BENTONVILLE LIVSN
LOCAL SERVICES
MERTINS HAS AN EYE FOR STYLE
SEPTEMBER 2025
CITYLIFESTYLE.COM



THANKS & GRATITUDES

1. To our community at 24 Hours of Horseshoe Hell. You guys show up and make it the best climbing event in the universe.
2. To Bryan Welch for giving me a chance to tell my story at the Consumer Impact Summit and then staying on me so I didn't chicken out.

ASKS

- Spread the word of our Wefunder when I say the word ;)
- Follow LIVSN and me on Linkedin and LIVSN on Instagram.


own
less
live

more

Thank you for your time. I know how valuable it is.

-Andrew Gibbs-Dabney

p.s. Check out our Blog. It's really good.